

Abhay Patel · 3rd

Managing Director at Butler Snow LLP

New Orleans, Louisiana, United States · 500+ connections ·

Contact info

Butler Snow LLP

Boston University School of Law

Experience

Managing Director
Butler Snow LLP
2018 – Present · 3 yrs
Greater New Orleans Area

Responsible for the origination and execution of capital raising and M&A transactions.

Principal, CFO
NOLA Marine Ventures
2017 · less than a year
Greater New Orleans Area

Led special purpose acquisition entity, primarily focused on the purchase and restart of Trinity Yachts.

Candidate, United States Senate
Patel for Louisiana
2016 · less than a year
New Orleans, LA

Vice President, Business Development & Strategy

New Orleans Business Alliance
2013 – 2016 · 3 yrs
Greater New Orleans Area

Led the implementation of ProsperityNOLA, the City's five year strategic plan. Spearheaded five industry councils and was directly responsible for bringing dynamic companies like Smashing Boxes, Torsh, inXile and Valmiki Capital to New Orleans.

Vice President, Investment Banking

Seaport Global Securities
2012 – 2013 · 1 yr
Greater New Orleans Area

Advised a number of local Louisiana companies in oilfield services and drilling.

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Education

Boston University School of Law

Doctor of Law (JD), Cum Laude
2003 – 2007

Area of Interest: Constitutional Law
Thesis paper was on the principle of enumerated powers with a focus on federal spending.
Thesis advisor was Gary Lawson, co-founder of the Federalist Society.

Louisiana State University

Bachelor of Science, Finance, Summa Cum Laude
1994 – 1998
Activities and Societies: Student Government, Speech and Debate Team, LSU Ambassadors, LSU Honors College, Leadership LSU, LSU Leadership Cabinet, Delta Sigma Pi Professional Business Fraternity, Beta Gamma Sigma Honor Society, Omicron Delta Kappa Honor Society, 1997 Homecoming Court

Elected Superior Speaker at National Student Conference

Loyola Institute of Politics

Fellow at the Institute of Politics
2014 – 2015

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Volunteer experience

Board Member, Nominations Committee

Association for Corporate Growth

2015 – Present • 6 yrs